FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
September 25, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information on an essential fact (event, action) affecting financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: **4, Marksistskaya St., Moscow, 109147, Russian Federation**
Issuer's code: **04715-A**

Date of occurrence of the fact (event, action): 2.09.2002
Code of the fact (event, action): 1304715A02092002

Date of the Board of Directors meeting on which the resolutions to conclude transactions in whose completion there is an interest were adopted: 29.08.2002.

Quorum of the meeting: 7 members of MTS OJSC Board of Directors are present. Quorum is secured.

Full wordings of the adopted resolutions according to the Protocol of the Board of Directors meeting:

6.2. Hearing: M.A. Smirnov on the approval of transaction dealing with the furnishing of guarantee for the obligations of MCC OJSC before ZAO Dresdner Bank.

Resolution:

1. Determine that MCC OJSC credit conditions and the conditions of a draft contract of guarantee with ZAO Dresdner Bank match market conditions.
2. Approve the conclusion of the contract of guarantee between MTS OJSC and ZAO Dresdner Bank in accordance with which MTS OJSC guarantees that ZAO MCC (Omsk) will perform its obligations under the credit agreement with ZAO Dresdner Bank to be concluded on the following conditions: form of credit - credit line; credit amount - up to 10 mln. US dollars; term of credit - up to 2 years with the annual interest to be paid in US dollars in the amount of LIBOR+3.35%.

Voting:

In accordance with the legislation M.A. Smirnov is recognized, as the party interested in the completion of transaction; therefore he did not participate in the voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

MTS OJSC President M.A. Smirnov

Information on an essential fact (event, action) affecting financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: **4, Marksistskaya St., Moscow, 109147, Russian Federation**
Issuer's code: **04715-A**

Date of occurrence of the fact (event, action): 2.09.2002
Code of the fact (event, action): 1304715A02092002

Date of the Board of Directors meeting on which the resolutions to conclude transactions in whose completion there is an interest were adopted: 29.08.2002.

Quorum of the meeting: 7 members of MTS OJSC Board of Directors are present. Quorum is secured.

Full wordings of the adopted resolutions according to the Protocol of the Board of Directors meeting:

6.3. Hearing: M.A. Smirnov on the approval of transaction dealing with making additional contribution to the authorized capital of NPF Sistema.

Resolution:

1. Approve MTS OJSC transaction dealing with the additional contribution to the authorized capital of NPF Sistema in the amount of 5 000 000 rubles.

Voting:

In accordance with the legislation M.A. Smirnov is recognized, as the party interested in the completion of transaction; therefore he did not participate in the voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

MTS OJSC President M.A. Smirnov

Information on the essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: *4, Marksistskaya Str., Moscow, 109147, Russian Federation*
Issuer's code: *04715-A*

Date of occurrence of the fact (event, action): *02.09.2002*
Code of the fact (event, action): *1304715A02092002*

Date of the Board of Directors meeting at which there were adopted resolutions to enter into transactions in whose completion there is an interest: 29.08.2002.

Quorum of the meeting: 7 members of the Board of Directors are present, quorum is secured.

Full wordings of the adopted resolutions according to the Protocol of the Board of Directors meeting:

5.1. Hearing: Mr. M. A. Smirnov about the approval of a transaction dealing with the acquisition of an equity stock in Kuban GSM CJSC's additional issue, such transaction being a deal in whose completion there is an interest.

Resolution:

1. *Determine the market value of MTS OJSC notes transferred in payment for additional equity stock in Kuban GSM CJSC as follows:*

Note No. 0001, redemption date - not earlier than 06.10.2002, nominal value - USD 5,000,000, market value – at least USD 4,950,000;

Note No. 0002, redemption date - not earlier than 06.11.2002, nominal value - USD 5,000,000, market value – at least USD 4,900,000;

Note No. 0003, redemption date - not earlier than 06.12.2002, nominal value - USD 5,000,000, market value – at least USD 4,850,000;

Note No. 0004, redemption date - not earlier than 06.01.2003, nominal value - USD 5,000,000, market value – at least USD 4,800,000;

Note No. 0005, redemption date - not earlier than 06.02.2003, nominal value - USD 5,000,000, market value – at least USD 4,750,000;

Note No. 0006, redemption date - not earlier than 06.03.2003, nominal value - USD 5,000,000, market value – at least USD 4,700,000;

Note No. 0007, redemption date - not earlier than 06.04.2003, nominal value - USD 1,973,567, market value – at least USD 1,850,700.

2. Approve the conclusion of a transaction dealing with the acquisition of an additional equity stock in Kuban GSM CJSC. Following such transaction MTS OJSC will transfer to Kuban GSM CJSC the promissory notes of MTS OJSC having the values in US dollars and redemption dates listed below:

Note No. 0001, redemption date - not earlier than 06.10.2002, nominal value - USD 5,000,000, market value – at least USD 4,950,000;

Note No. 0002, redemption date - not earlier than 06.11.2002, nominal value - USD 5,000,000, market value – at least USD 4,900,000;

Information on an essential fact (event, action) affecting financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: **4, Marksistskaya St., Moscow, 109147, Russian Federation**
Issuer's code: **04715-A**

Date of occurrence of the fact (event, action): 2.09.2002
Code of the fact (event, action): 1304715A02092002

Date of the Board of Directors meeting on which the resolutions to conclude transactions in whose completion there is an interest were adopted: 29.08.2002.

Quorum of the meeting: 7 members of MTS OJSC Board of Directors are present. Quorum is secured.

Full wordings of the adopted resolutions according to the Protocol of the Board of Directors meeting:

6.1. Hearing: M.A. Smirnov on financing of construction of MTS Joint Limited Liability Company (Byelorussia) network.

Resolution:

1. Determine that credit conditions and the conditions of a draft contract of guarantee match market conditions.
2. Approve the conclusion of the contract of guarantee between MTS OJSC and AK Moscow Municipal Bank – Bank of Moscow (Bank of Moscow) in accordance with which MTS OJSC guarantees that MTS Joint Limited Liability Company (Byelorussia) will perform its obligations under the credit agreement with the Bank of Moscow to be concluded on the following conditions: form of credit - credit line; credit amount - up to 40 mln. US dollars; term of credit - up to 3 years with the annual interest to be paid in US dollars in the amount of up to 13%.
3. Conclude an agreement with a Byelorussian operator on reimbursement of costs and compensation of risks associated with the issue of guarantee for the obligations of MTS Joint Limited Liability Company (Byelorussia).
4. Entrust MTS OJSC President M.A. Smirnov to study a leasing package.

Voting:

In accordance with the legislation M.A. Smirnov is recognized, as the party interested in the completion of transaction; therefore he did not participate in the voting.

IN FAVOUR: A.P. Vronets, A.Yu. Goncharuk, M. Guenther, V.V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

MTS OJSC President M.A. Smirnov

Note No. 0003, redemption date - not earlier than 06.12.2002, nominal value - USD 5,000,000, market value – at least USD 4,850,000;

Note No. 0004, redemption date - not earlier than 06.01.2003, nominal value - USD 5,000,000, market value – at least USD 4,800,000;

Note No. 0005, redemption date - not earlier than 06.02.2003, nominal value - USD 5,000,000, market value – at least USD 4,750,000;

Note No. 0006, redemption date - not earlier than 06.03.2003, nominal value - USD 5,000,000, market value – at least USD 4,700,000;

Note No. 0007, redemption date - not earlier than 06.04.2003, nominal value - USD 1,973,567, market value – at least USD 1,850,700,

and Kuban GSM CJSC will transfer to MTS OJSC 2,208 additional registered common shares in Kuban GSM CJSC placed on a closed subscription.

Voting:

Mr. M. A. Smirnov did not participate in voting, as pursuant to the existing law he was recognized a person interested in the completion of the above deal.

IN FAVOUR: A. P. Vronets, A. Y. Goncharuk, M. Guenther, V. V. Sidorov, G. Taufmann, R. Hennicke

AGAINST: None

ABSTAINED: None

RESOLUTION IS APPROVED UNANIMOUSLY.

MTS OJSC President ***M. A. Smirnov***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______________________
Name: Mikhail Smirnov
Title: President

Date: **September 25, 2002**